Vericimetry Funds
800 Wilshire Blvd. Ste. 300
Los Angeles, CA 90017

October 18, 2011

VIA EDGAR

Kimberly Browning, Esq.
Senior Counsel
US Securities and Exchange Commission
Washington, DC 20549

Re: Vericimetry Funds (the "Trust")
File Nos. 811-22578, 333-175410

Dear Ms. Browning:

This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission ("SEC") to Pre-Effective Amendment No. 1 to the registration statement of Vericimetry Funds (the "Trust") filed with the SEC on August 19, 2011.  The Adviser has reviewed the Staff's comment letter dated October 11, 2011, regarding the Trust and Vericimetry U.S. Small Cap Value Fund (the "Fund"), the initial proposed series of the Trust.

The Staff's comments and the Trust's responses are set forth below.

General

1.
Please revise the disclosure to delete open-ended terms and phrases from the Prospectus and Statement of Additional Information ("SAI").  In this regard, in describing the Fund's investments or risks, please avoid using the terms "other types," multiple factors (e.g.,)" or "but not limited to."  In making these revisions, please comply with the plain English requirements of Rule 421 under Securities Act of 1933 ("Securities Act").

Vericimetry Response: Where appropriate, we have revised the Prospectus and SAI to avoid using open-ended terms and replaced these phrases with specific investment types and/or the risks associated to those investments.

Kimberly Browning, Esq.
October 18, 2011

2.
Throughout the registration statement, references are made to the Fund's ability to engage in activities "to the extent permitted under the 1940 Act" or some similar phrase.  Please refrain from making these types of disclosures and instead, explain the Fund's exact activities in a comprehensive manner.

Vericimetry Response:  We have reviewed the registration statement for the phraseology stated in your comment and found that it primarily appears in the fundamental policies and in a few instances regarding the maximum investments the Fund may make in a particular type of security or with respect to a particular type of investment.  We note that the Investment Company Act of 1940, as amended (the "1940 Act") requires an investment company to adopt certain types of fundamental policies that may not be changed without shareholder vote and that such policies are furthered required by Form N-1A to be disclosed, even if the Fund has no intention of engaging in such transactions.  Since the Fund will not make those types of investments, it is unable to discuss its activities with respect to them in a comprehensive manner.  Furthermore, the 1940 Act and rules thereunder may change from time to time.  "To the extent permitted under the 1940 Act" and similar phrases allow the Fund to avoid a costly shareholder vote that might be necessitated to amend a fundamental policy were the applicable statutory provision amended by Congress or the applicable rule changed by the SEC.  In other places where the "to the extent permitted under the 1940 Act" is used, the Fund believes that it has disclosed the Fund's activities or investments in a comprehensive manner.

Prospectus

General

3.
At an appropriate location in the Prospectus, please disclose that the Fund is the Trust's only current series.  This information should be inserted after the disclosure made in response to Items 1-8 of Form N-1A.

Vericimetry Response: We have inserted the phrase – "The Fund is the Trust's only current series" into the description of the Investment Adviser.

4.
Please add disclosure responsive to Item 8 of Form N-1A or confirm to the staff that information was omitted because neither the Fund nor any of its related companies pay intermediaries for the Sales of Fund shares.

Vericimetry Response: We have inserted the following section:

Financial Intermediary Compensation

Kimberly Browning, Esq.
October 18, 2011

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Adviser may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary to recommend the Fund over another investment.  Ask your broker/dealer or other intermediary or visit your financial intermediary's website for more information.

Front Cover Page

5.
We note the "red herring" disclosure in this section.  Please inform the staff whether the Fund is circulating the preliminary Prospectus to potential investors or others before filing a pre-effective amendment in response to staff comments.

Vericimetry Response: The preliminary Prospectus that was filed with the SEC was provided to certain financial advisors prior to the Trust's receipt of the comments in the Staff's letter dated October 11, 2011, in a manner consistent with the 1933 Act.

Fund Fees and Expenses

6.
Disclosure made in response to Item 4 of Form N-1A states that the Fund will invest in exchange-traded-funds ("ETFs").  Also, the SAI mentions that the Fund "may invest in other investment companies to the extent permitted by applicable law or SEC exemption."  Given this ability, should the Fund add an acquired fund fees and expenses ("AFFE") sub-caption to its fee table?  See Instruction 3 (f)(1) to Item 3 of Form N-1A.

Vericimetry Response: The Adviser does not intend to invest in ETFs or other investment companies in an amount such that AFFE fees and expenses would exceed 0.01% or one basis point of average net assets of the Fund and therefore is not including a line item in the fee table for AFFE in conformity with Item 3(f)(1) of Form N-1A.  As noted below, disclosure about ETF investments no longer appears in the Prospectus.

7.
The fee table's second footnote and its related subcaption (the "Fee Waiver and/or Expense Reimbursement" subcaption) appear to lack an Arabic numeral.  Please revise accordingly.  In revising this footnote, please delete its second sentence.

Vericimetry Response: We have inserted the missing Arabic numeral, (2), in the fee table as well as the associated footnote located below the table.  We have deleted the second sentence which reads "Thereafter the expense limitation agreement shall continue in effect from year to year unless terminated pursuant to the terms of the agreement."

Kimberly Browning, Esq.
October 18, 2011

8.	We note that the text in the paragraph following the first footnote states that:

At any time that the expenses of the Fund are less than the rate listed above on an annualized basis, [Vericimetry Advisors LLC ('Vericimetry' or the 'Adviser'),] retains the right to seek reimbursement for any fees previously waived and/or expense previously assumed, to the extent that such reimbursement will not cause the Fund's annualized expenses to exceed 0.60% of its average net assets on an annualized basis.  The Fund is not obligated to reimburse Vericimetry for fees previously waived or expense previously assumed by Vericimetry more than three years before the dated of such request for reimbursement.

It appears that certain expense will not be included in the fee waiver.  Accordingly, please briefly explain in the footnote that, to the extent the Fund incurs any excluded expenses, the net expenses of the Fund will exceed the expense ceiling.  In this regard, are AFFE expenses excluded from the waiver?

Vericimetry Response:  We have included the following phrase in the fee table footnote (2):  "Any expenses not incurred by the Fund in the ordinary course of its business that are excluded from the Adviser's reimbursement obligation could result in the Fund's annualized expenses exceeding 0.60% of its average net assets." AFFE expenses are excluded from the waiver; however, the Adviser does not intend to invest in ETFs or other investment companies in an amount such that AFFE fees and expenses would exceed 0.01% or one basis point of average net assets of the Fund.

9.
Please disclose in the fee waiver footnote that only the Fund's Board of Trustees ("Board") may terminate the waiver.  Also, disclose elsewhere in the Prospectus how the Adviser may "seek" reimbursement.  Must the Board approve any recoupment payment made to the Adviser?  Please revise the disclosure to state that the Fund will not make any recoupments to the Adviser after three years from the date an expense was paid by the Adviser.  Finally, confirm in your response letter that the contractual fee waiver agreement has been or will be filed as an exhibit under Part C to the registration statement.

Vericimetry Response: We added disclosure to the fee waiver footnote that reads:

"Fee waivers and expense reimbursements will not be terminated prior to that time (i.e. the initial waiver term of January 28, 2013) without approval of the Fund's Board of Trustees."

Under the terms of the Expense Limitation Agreement, the Board is not required to approve recoupment payment made to the Adviser.  In order for the Board to fulfill its oversight role of the Fund, the Adviser will inform the Board of any such action so that it may be assured that the Adviser complies with the parameters of the Expense Limitation Agreement

We have revised the disclosure to state "the Fund will not make any reimbursements to the Adviser after three years from the date an expense was paid by the Adviser."

Kimberly Browning, Esq.
October 18, 2011

The Adviser confirms that the contractual fee waiver agreement will be filed as an exhibit under Part C to the registration statement.

10.	Given that the Fund invests in ETFs, is AFFE estimated to be less than one basis point?

Vericimetry Response: The Adviser does not intend to invest in ETFs in an amount such that the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more Acquired Funds will exceed 0.01 percent (one basis point) of average net assets of the Fund.

Portfolio Turnover

11.	Please revise the disclosure in this section to conform the language of Item 3 of Form N-1A.

Vericimetry Response: We have revised the disclosure in this section to conform to language of Item 3 of Form N-1A.  The revised language reads: "The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund's performance. No portfolio turnover rate is disclosed as the Fund did not commence operations until the date of this Prospectus."

Principal Investment Strategies and Related Risk Factors

12.	Please revise this heading to that of Item 4(a) of Form N-1A (i.e., "Principal Investment Strategies of the Fund").

Vericimetry Response: We have revised the heading to conform to Item 4(a) of Form N-1A (i.e. "Principal Investment Strategies of the Fund").

13.
Please confirm to the staff that all principal investment strategies and risks summarized in Item 4 or revise the prospectus accordingly.  In this regard, we note that the Fund's Item 9 disclosure mentions that the "Adviser engages in a buy and hold investment strategy that involves seeking to buy securities and hold them for a relative longer period of time, regardless of short-term factors, such as fluctuations in the market or volatility of the stock price," yet there is no mention of this in the Item 4 summary.  Further, Item 9 mentions that the "Adviser employs techniques that seek to reduce taxable distributions by the Fund,"" however, Item 4 is silent with respect to this strategy.

Vericimetry Response: The Prospectus was revised to reflect the appropriate investment strategies are uniformly contained in both Item 4 and Item 9.

Kimberly Browning, Esq.
October 18, 2011

14.	We note that the Fund's objective is capital appreciation. Please explain why securities lending is a principal strategy. Does the Fund have an unarticulated objective of seeking income?

Vericimetry Response: Securities lending is not a principal strategy of the Adviser's investment process. Accordingly, the discussion of securities lending and its associated risks has been moved to the SAI under the heading "Non-Principal Investment Strategies and Related Risks".

15.
We note the Fund's name is the Vericimetry U.S. Small Cap Value Fund.  (Emphasis added.)  the Investment Company Act of 1940 ("Investment Company Act" or "Act"), requires an investment company with a name suggesting that the company invests in certain countries or geographic regions to adopt a policy to invest, under normal circumstances, at least 80% of the value of its assets in investments that are tied economically to the particular country or geographic regions suggested by its name.  See Rule 35d-1(a)(3)(i) under the Act.  Accordingly, please revise the Fund's 80% policy to read, "the Fund invests at least 80% of its net assets in equity securities of U.S. companies that were small cap companies at the time the securities were purchased."  Also, please disclose the specific criteria used by the Fund to determine whether an issuer is tied economically to the U.S., (e.g., issuer derives at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the U.S. or that has at least 50% of its assets in the U.S.).  See Rule 35d-1(a)(3)(ii) under the Act.

Vericimetry Response: The language was revised to read "the Fund invests at least 80% of its net assets in equity securities of U.S. companies that were small cap companies at the time the securities were purchased."  (emphasis supplied.)

The Adviser's criteria for defining securities as U.S. small cap securities are also defined.  For purposes of the Fund's investments, in determining if a security is economically tied to the U.S., the Fund generally looks to the country of incorporation of the issuer as listed on a widely recognized provider of market information. However, the Fund's portfolio manager may determine a security is economically tied to the U.S. based on other factors, such as an issuer's country of domicile, where the majority of an issuer's revenues are generated or where an issuer's primary exchange is located. As a result, a security may be economically tied to more than one country.

16.
In an appropriate location in the Prospectus, please clarify the net assets means net assets plus borrowing for investment purposes.  See Rule 35d-1(d)(2).  We would not object if this disclosure was made post Item 8.

Vericimetry Response: The Adviser has stated in the SAI that borrowing for investment purposes is not permitted. Therefore, it is not necessary to clarify that net assets means net assets plus borrowing.  Such clarification, if added, might create a negative inference that the Fund borrows for investment purposes.

Kimberly Browning, Esq.
October 18, 2011

17.
The disclosure states that, "the Fund may also invest in or use financial futures contracts and other types of equity-linked derivative instruments, as well as exchange-traded-funds ("ETFs") to gain exposure to the equity market or maintain liquidity to pay for redemptions."  Please revise this disclosure to state the amount of total assets the Fund may invest in derivative instruments and to list each type of derivative instrument in which the Fund may invest.  Also, clarify, in plain English, the purpose for which the Fund will invest in derivatives (e.g., hedging or speculative purposes).  If the fund may write or sell derivatives, specifically disclose that fact, as well as the potentially unlimited risks that may create.  In particular, disclose, if applicable, how much the Fund may invest in options (expressed as a percentage of total assets) and for what purpose.  If the Fund may sell derivatives, the disclosure needs to be expanded accordingly.  See letter to Karrie McMillan, General Counsel, Investment Company Institute, from Barry D. Miller, Associate Director, Division of Investment Management, SEC (July 10, 2010).

Vericimetry Response:  The Adviser may utilize temporary positions in futures or other derivatives instruments and ETFs to equitize cash on a short-term basis in order to seek market exposure in a cost effective manner, particularly when large cash flows occur.

The Fund will not write or sell derivatives or use derivatives for speculative or hedging purposes.  Therefore, the use of these instruments is not a principal investment strategy of the Fund. Accordingly, the SAI was revised to discuss the types of derivatives in which the Fund may invest under the heading of Non-Principal Investment Strategies.

After reviewing and considering the letter from Barry D. Miller to Karrie McMillan referenced above, the Fund believes that the SAI contains the appropriate level and type of disclosure about such investments given the proposed limited use of such instruments.

18.
Please disclose why the Fund will hold "[a] portion of [its] assets…in cash or cash-equivalent investments, including, but not limited to short-term investment funds."  Also, revise the disclosure to clarify the other short-term investments mentioned in this sentence.  We note that other investments are listed in the SAI, under the heading "Cash Management."

Vericimetry Response: We have revised the language in this section to reflect the list of securities as referenced in the SAI and to read as follows: "A portion of the Fund's assets may be held in cash or cash-equivalent investments, including, U.S. Government securities, money market funds, short-term instruments, commercial paper and other high quality money market instruments in response to pending investment of cash balances, anticipation of possible redemptions and other conditions".

19.	If applicable, please disclose that the Fund may purchase over-the-counter securities and include all attendant risks.

Kimberly Browning, Esq.
October 18, 2011

Vericimetry Response: We have revised the disclosure to reflect the possible purchase of OTC equity securities and the attendant risks under discussion of Principal Investment Strategies and Related Risks in the SAI.

20.	Will the ETFs in which the Fund invests be U.S. small-cap ETFs? Also, will they be fully managed or index funds? In addition, will the Fund invest in creation or retail shares of ETFs?

Vericimetry Response: The ETFs the Fund may utilize, as liquidity necessitates,  will be primarily U.S. small cap index fund ETFs and broader U.S. Market index ETFs .  The Fund does not expect to invest in creation or retail shares of ETFs or actively managed ETFs. As noted previously, investments in ETFs will not be a principal investment strategy of the Fund.

The Fund's principal investment strategies involve risks....

21.
Please revise this heading to: "Principal Risks of Investing in the Fund."  See Item 4(b) of Form N-1A.  Also, under this heading, disclose that loss of money is a risk of investing in the Fund.  See Item 4(b)(1)(i) of Form N-1A.

Vericimetry Response: We have revised heading to conform to Item 4(b) of Form N-1A, reading: "Principal Risks of Investing in the Fund" and inserted the following disclosure to conform with Item 4(b)(1) regarding loss of money as a risk of investing: "The value of an investment in the Fund will fluctuate daily, which means a shareholder could lose money."

22.
Item 4 of Form N-1A requires that all principal risks of a fund be summarized in the risk summary section of a prospectus.  Accordingly, please confirm to the staff that all of the Fund's risks are summarized in the Item 4 disclosure or make appropriate revisions to the Prospectus.

Vericimetry Response: The Adviser confirms that all of the Fund's principal risks are summarized in the Item 4 disclosure.

23.	Please add a management risk paragraph to this section. Include in the summary, if applicable, that neither the Adviser nor the portfolio managers has any prior experience in advising a mutual fund.

Vericimetry Response:  We have revised the Prospectus to include management risk in the list of Principal Investment Risks.  We have included the following language under the discussion of Fund Management: "As a newly formed entity, the Adviser has no prior experience managing a registered investment company."  Additionally, the Adviser confirms that the portfolio managers have had prior experience in advising a mutual fund and provides a brief summary of their credentials in the Prospectus under the Heading: Fund Management, sub-heading, Portfolio Managers.

24.	Please summarize the risks attendant to common shares and any other equity security in which the Fund will invest as a principal strategy.

Kimberly Browning, Esq.
October 18, 2011

Vericimetry Response: The Adviser has included Equity and Market Risk in the Principal Investment Risks discussion in the Prospectus and outlined the risks attendant to common shares and equity securities in which the Fund will invest.

Fund Management

25.	Please disclose the information in this section under appropriate subheadings (i.e., investment adviser and portfolio managers). See Item 5 of Form N-1A.

Vericimetry Response: We have revised the Fund Management section to reflect the appropriate subheadings (i.e., Investment Adviser and Portfolio Managers) to conform with Item 5 of Form N-1A.

Tax Status

26.	Please revise this heading to: "Tax Information." See Item 7 of Form N-1A.

Vericimetry Response: We have revised this heading to reflect the appropriate heading (i.e., Tax Information) to conform to Item 7 of Form N-1A.

Investment Program

27.	In this section, please clarify what is being described by adding an appropriate heading (e.g., "Principal Investment Strategies").

Vericimetry Response: We have revised the sub-headings under the section titled "Investment Program" to clarify the appropriate subheadings (i.e., Investment Objective and Principal Investment Strategies).

Fund Management

28.	Please describe the Adviser's experience as an investment adviser. See Item 10(a)(1)(i) of Form N-1A.

Vericimetry Response: We have included the following language under the discussion of Fund Management: "As a newly formed entity, the Adviser has no prior experience managing a registered investment company or other advisory clients."

Pricing of Shares

Net Asset Value

Kimberly Browning, Esq.
October 18, 2011

29.
The second paragraph states that, "[t]he Adviser may use fair value pricing...." If the Board has delegated fair value pricing of its securities to the Adviser, please clarify this in the disclosure.  If not, then disclose what entity will perform fair value pricing.  Also, if this pricing will be performed by an entity other that the Board, disclosed that this entity will act pursuant to policies and/or procedures adopted by the Board and under the Board's ultimate supervision.

Vericimetry Response: We have inserted the following language to clarify the responsibilities as they pertain to fair valuation practices: "The Board has delegated fair value pricing of the Fund's securities to the Adviser, with all such valuations subject to Board review."

How to Purchase and Redeem Shares

Purchasing Shares

30.
If the Fund has authorized the "financial intermediaries" mentioned in this section to accept purchase orders and redemption requests on its behalf, please revise the disclosure to explain this.  The disclosure should state that when an order is received, in good order, by such a designated financial intermediary by 4:00 p.m. Eastern Time, then that order will receive that day's net asset value ("NAV").  This section mentions that "[a]ll investments are subject to approval by the Fund,…"  Please be aware that if the Fund has designated financial intermediaries to accept purchase orders and redemption requests on its behalf, then a shareholder is entitled to that day's NAV upon receipt of the shareholder's order with the designated financial intermediary.  Accordingly, please revise or delete this disclosure regarding Fund "approval" of investments with respect to designated financial intermediaries.

Vericimetry Response: We have inserted commentary regarding good order request at financial intermediaries. Shares may also be purchased and sold by individuals through other financial intermediaries.  The Fund has authorized these financial intermediaries to accept orders to buy shares on its behalf.  When authorized financial intermediaries receive an order in proper form, the order is considered as being placed with the Fund, and shares will be bought at the NAV next calculated after the order is received by the authorized financial intermediary.

31.
In the disclosure explaining that investors must complete and submit the necessary account information in good order when purchasing or redeeming shares of the Fund, please clarify in the disclosure to whom they must submit their purchase orders or redemption requests (e.g., the Fund, the Fund's transfer agent, or designated financial intermediary).

Vericimetry Response: We have clarified within the section entitled "How to Purchase or Purchase Shares" to whom – either their designated financial intermediary or the Fund's transfer agent – an investor must submit their requests.

Kimberly Browning, Esq.
October 18, 2011

In-Kind Redemptions

32.
Please disclose whether the securities remitted with a redemption in-kind will be liquid securities; otherwise, disclose the liquidity risks and difficulties shareholders may have liquidating the securities.  Also, disclose that a shareholder will bear taxes on any capital gains from the sale of a security redeemed in-kind as with any redemption.  In addition, disclose that a shareholder will bear any market risks associated with security until the security can be sold.  Also, if applicable, disclose in the SAI the information required by Item 23(d) of Form N-1A.

Vericimetry Response: We have inserted disclosure language to read: "As with any redemption, a shareholder will bear taxes on any capital gains from the sale of a security redeemed in-kind. In addition, a shareholder will bear any market risks associated with the security until the security can be sold."

We have inserted in the SAI the information required by Item 23(d) of Form N-1A. The language was inserted under the heading – Purchasing and Redeeming Shares; subheading, Redeeming Shares, Redemption in Kind and reads as follows:  "The Fund has reserved the right to redeem in-kind (that is, to pay redemption requests in cash and portfolio securities, or wholly in portfolio securities), although the Fund has no present intention to redeem in-kind. The Fund has committed to pay in cash all requests for redemption by any shareholder, limited as to each shareholder during any 90-day period to the lesser of $250,000 or 1% of the net asset value of the Fund at the beginning of the 90-day period as provided for under Rule 18f-1 of the Investment Company Act of 1940."

The Fund has not revised the disclosure in response to the Staff's comment regarding the liquidity of redemptions in kind.  Section 2(a)(32) of the 1940 Act defines redeemable security as any security, "under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent thereof." The SEC has stated that this definition has traditionally been interpreted as giving the issuer the option of redeeming its securities in cash or in kind.  This does not mandate that the portfolio securities delivered to a shareholder in connection with satisfying a redemption request in kind be liquid.  In addition, the SEC staff has permitted mutual funds to satisfy redemption requests from an affiliated person by means of an in-kind distribution of portfolio securities, provided that such distribution satisfies the conditions set forth in Signature Financial Group, Inc. (pub. avail. Dec. 28, 1999).  In that letter, the SEC staff stated its view that a fund board that approves a pro rata redemption in kind would address the concerns raised by such redemptions under various provisions of the 1940 Act.  The SEC staff also stated that a pro rata redemption in kind would result in a shareholder receiving a proportionate share of every security position in the fund's portfolio.  The staff's position was not limited to delivering liquid portfolio securities only.

Kimberly Browning, Esq.
October 18, 2011

Frequent Trading Policy

33.	Please disclose whether or not the Fund discourages or accommodates frequent purchases and redemptions of Fund shares by Fund shareholders. See paragraphs (e)(4)(i) and (ii) of Item 11 of Form N-1A.

Vericimetry Response: We have inserted additional language under the "Frequent Trading Policy" section of the Prospectus regarding the frequent trading policy. This statement reads: "The Fund is intended for long-term investment purposes and not for excessive short-term trading or market timing and as such discourages frequent purchases and redemptions of Fund shares by Fund shareholders."

SAI

34.
Item 16(b) of Form N-1A requires that a fund describe its non-principal investment strategies and the risks of those strategies in the SAI.  If a fund also discusses principal investment strategies and risks in the SAI, it should do so in a manner that distinguishes them from non-principal strategies and risks (e.g., add distinguishing headings or subheadings).  Accordingly, please reorganize this section to disclose the Fund's non-principal investment strategies and their risks separately from the Fund's principal investment strategies and their risks.  Also, do not duplicate in the SAI information that is provided in the Prospectus, unless necessary to make the SAI comprehensible as a documents independent of the Prospectus.  See General Instruction C.2(b) of Form N-1A.  Also, confirm in your response letter that all of the Fund's non-principal investment strategies and risks are described in the SAI in compliance with Item 16(b) of Form N-1A or revise the disclosure as appropriate.

Vericimetry Response:  We have revised the SAI to distinguish between Principal and Non-Principal Strategies and Risks through reorganizing the section and labeling with appropriate section headings. In some cases, we have repeated the information provided in the Prospectus in the SAI in order to make the SAI comprehensible as a document independent of the Prospectus.

35.
The Fund intends to engage in several types of financial transactions, which under Investment Company Act Rel. No. 10666 (Apr. 18, 1979) ("Investment Company Act Rel. No. 10666"), necessitate the use of segregated accounts in order to avoid the possible creation of a senior security.  Please disclose that each transaction that involves the possible creation of a senior security will be covered with a segregated account.

Vericimetry Response:  We have revised the SAI discussion to address the use of segregated accounts in connection with possible senior securities. The Adviser is aware of the above-referenced release as well as other SEC and staff guidance requiring investment companies either to segregate assets or otherwise "cover" their obligations under the instruments or transactions creating senior securities.

36.	Please confirm that each of the Fund's service providers is identified in the SAI as required under Item 19 of Form N-1A or make appropriate revisions to the disclosure.

Kimberly Browning, Esq.
October 18, 2011

Vericimetry Response: The Fund's service providers are identified in the SAI as required under Item 19 of Form N-1A.

Investment Restrictions

Fundamental Investment Restrictions

37.
With respect to the third fundamental investment restriction, please clarify the maximum percentage of total assets of the Fund may borrow.  This disclosure does not have to be included in the restriction, but may be added to the text (e.g., text accompanying or following the restriction).  This disclosure should reflect the requirements of Section 18(f)(l) of the Act, under which an investment company, when its "asset coverage, at any time falls below 300 per centum…shall, within three days thereafter (not including Sundays and holidays) or such longer period as the Commission may prescribe by rules and regulations, reduce the amount of its borrowings to an extent that the asset coverage of such borrowings shall be at least 300 per centum.)  (Emphasis added.)  See Section 18(f)(l) of the Act.

Vericimetry Response: Please see response to comment number 38 below.

Non-Fundamental Investment Restrictions

38.
If the Fund may pledge, mortgage, hypothecate or otherwise encumber any of its assets to secure its borrowings, please disclose this non-fundamental policy and state fully how and when the Fund will engage in those policies.  Also, state within the policy the total amount of Fund assets that may be pledged to secure borrowings.  We note that any such amount should not exceed one-third of the Fund's total assets.  See Section 18 of the Investment Company Act.  See also Salomon Brothers (pub. avail. May 4, 1975).

Vericimetry Response: We have included the following language under the discussion of non-fundamental investment policies: "The Fund may not borrow money, except that the Fund may borrow money for temporary or emergency purposes (not for leveraging or investment) in an amount not exceeding 33 1/3% of its total assets (including the amount borrowed) less liabilities (other than borrowings). Any borrowings that come to exceed this amount will be reduced within three days (not including Sundays and holidays) to the extent necessary to comply with the 33 1/3% limitation."

39.
Please disclose, as a non-fundamental policy, that the Fund will not purchase additional securities while its outstanding borrowings exceed 5% of its total assets.  Otherwise, please disclose in the Prospectus that the Fund may leverage.  In disclosing that strategy, state the maximum amount, as a percentage of the Fund's total assets, it may leverage.

Kimberly Browning, Esq.
October 18, 2011

Vericimetry Response: We have disclosed as a non-fundamental investment policy that the Fund will not borrow for purposes of leveraging.  Since the Fund will not be borrowing money to leverage its investment portfolios, the SAI does not contain disclosure setting a maximum amount of borrowings.  Disclosure of such a maximum limit would imply that the Fund will be engaging in borrowing for leverage or investment purposes, which will not be the case.

40.
In the last paragraph of this section, the last sentences states that, "[u]nless otherwise indicated, all limitations applicable to the Fund's investment apply only at the time that a transaction is undertaken."  Please revise this disclosure to explain the exceptions for the Fund's borrowings and holdings in illiquid securities.

Vericimetry Response: The Adviser has revised the sentence to explain the exceptions for borrowing. Additionally, within the discussion of illiquid securities under the Non-Principal Investment Strategies, the SAI reads, "The Fund is required to operate in accordance with the SEC staff's current position on illiquid securities, "which limits holdings in illiquid securities to 15% of the Fund's net assets.  If this 15% threshold is exceeded, the Fund will take all appropriate measures, in as prompt a manner as is possible, to reduce its holdings in illiquid securities back down to the 15% threshold."

Investment Techniques, Securities and Related Risks

41.	Please revise this heading so that it is clear as to whether it is describing principal or non-principal strategies and risk. Also, replace the word "Techniques" with word "Strategies."

Vericimetry Response: We revised this heading to replace the word techniques with the word "Strategies".

Short-Term Instruments

42.
For ease of comprehension, please separate the various investments described in this paragraph into their own individual paragraphs.  In discussing repurchase agreements, define them and disclose, as a percentage of total assets, the amount the Fund may invest in these instruments.  In addition, clarify that a repurchase agreement is considered to be a type of loan by the Fund and discuss any attendant risks.

Vericimetry Response: We have separated the various investments under Short-Term Instruments and, further, defined repurchase agreements and the attendant risks.

Kimberly Browning, Esq.
October 18, 2011

Illiquid Securities

43.
In the first sentence, please change the phrase "limits investments in illiquid securities to 15%" to "limits holdings in illiquid securities to 15%."  Also, please disclose that if this 15% threshold is exceeded, the Fund will take all appropriate measures, in as prompt a manner as is possible, to reduce its holdings in illiquid securities back down to the 15% threshold.

Vericimetry Response: We have revised language in the phrase "limits investments in illiquid securities to 15%" to "limits holdings in illiquid securities to 15%."  In addition, we added the following disclosure: "If this 15% threshold is exceeded, the Fund will take all appropriate measures, in as prompt a manner as is possible, to reduce its holdings in illiquid securities back down to the 15% threshold."

Management of the Funds-Trustees and Officers

44.	Currently, the Trust has one series. Accordingly, in this heading, please revise the word "Funds" to "Fund."

Vericimetry Response: We have replaced "Funds" (plural) with "Fund" to reflect that the Trust currently has only one series.

45.	Please confirm to the staff that the SAI discloses all applicable information required under Item 17 of Form N-1A or revise the SAI as appropriate.

Vericimetry Response: The SAI discloses all applicable information required under Item 17 of Form N1-A.

Portfolio Managers and Portfolio Manager Compensation

46.
This section states that "[c]ompensation is not directly linked to the performance of the Fund or any other accounts that the portfolio managers may manage." (Emphasis added.) Do the portfolio managers manage other accounts?  If yes, please disclose them as required by Item 20(a)(1)-(3) of Form N-1A and the instructions thereto.

Vericimetry Response: The portfolio managers do not manage other accounts. The sentence in this section was revised to reflect this fact and that element deleted.

47.
If applicable, please add disclosure responsive to Item 20(a)(4).  In making this disclosure, please provide a heading to the portion of the section that will discuss conflicts of interest.  Also, elaborate on this disclosure.  In particular, describe the portfolio managers' procedures to facilitate the fair allocation of investment opportunities among the Fund and the other accounts managed by the portfolio managers.  Please explain these procedures in a full and clear manner in this section.

Vericimetry Response: Item 20(a)(4) is not applicable. The Fund's portfolio managers do not manage other accounts.

48.
Please review the disclosure required by paragraph (b) of Item 20 of Form N-1A (and the three instructions thereto) and revise this section as appropriate to describe fully how the portfolio managers are compensated and what type of compensation they receive.  Please aware that the revised disclosure must describe not only the compensation received by the portfolio managers for managing the Fund, but also for managing any other accounts listed in this section.  See Instruction 3 to paragraph (b) of Item 20.

Kimberly Browning, Esq.
October 18, 2011

Vericimetry Response: The Fund's portfolio managers do not manage other accounts. The nature and sources of compensation are fully disclosed in this section.

Disclosure of Portfolio Holdings

49.
For ease of comprehension, please discuss the Fund's ongoing relationships for disclosure of non-public portfolio holdings information and those done on an ad hoc, or as needed, basis in their own separate paragraphs.

 Please refer to our response under #52.

50.
Please revise the disclosure to identify those entities that may authorize disclosure of the Fund's non-public portfolio securities to the entities listed in the SAI.   See paragraph (f)(1)(v) of Item 16 of Form N-1A.  Is there an individual or categories of individuals who have daily access to the information (e.g., an officer besides the Adviser, on behalf of the Fund and acting pursuant to the Fund's policies and procedures, provides information to certain entities on a continuous daily basis, and specify the entities.  Also, if the Fund has any current ongoing arrangements with its service providers, or others, under which nonpublic information about the Fund's portfolio securities is made available in real-time on a daily basis, disclose that fact and provide a comprehensive list of those service providers and other entities.  See paragraph (1)(2) of Item 16 of Form N-1A.

Please refer to our response under #52.

51.
Please revise the disclosure to specify which type of confidentiality agreement (e.g., oral or written) applies to each entity receiving non-public portfolio holdings information on a daily basis or ad-hoc basis.  In addition, disclose that where there is no contractual obligation of confidentiality, the Board will determine that the other conditions of confidentiality adequately safeguard the Fund and its shareholders against improper disclosure of the Fund's portfolio holdings or disclose the risks of having no contractual obligations of confidentiality.

Please refer to our response under #52.

52.
Please revise the disclosure to state in a clearer manner that each entity receiving non-public portfolio information, be it on a daily or ad-hoc basis, has a duty not to trade on that confidential information.

Vericimetry Response: In regards to comments #49-52, we have revised the disclosure in this section to identify the authorized entities receiving non-public holdings information and the frequency with which that information may be provided. Additionally the disclosure indicates the type of confidentiality agreement utilized in these arrangements and addresses other identified elements regarding provision of portfolio holdings information.

Kimberly Browning, Esq.
October 18, 2011

53.
Please disclose the manner in which the Board exercises oversight of disclosure of the Fund's portfolio securities.  See Item 16(f)(1)(vii) of Form N-1A.  For example, will a Fund officer report to the Board when material issues concerning disclosure of portfolio securities arise?  Will the Board receive reports regarding disclosure of portfolio securities on some type of routine basis (e.g., quarterly)?

Vericimetry Response: We have provided updated language in this section to reflect that the Chief Compliance Officer periodically provides reports to the Board on any arrangements that disclose portfolio holdings and when material issues concerning disclosure of portfolio holdings information arise.

*                      *                       *                       *

We hereby acknowledge that (i) the Trust is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please contact the undersigned at (310) 621-5123.

Sincerely,

/s/ Stacey E. Helmeyer
Stacey E. Helmeyer
Chief Compliance Officer

cc:           Glenn S. Freed
Bibb L. Strench